    As filed with the Securities and Exchange Commission on January 30, 2003
                          Registration No. 333-100835

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                               AMENDMENT NO. 1 TO

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 Eurotech, Ltd.
             (Exact name of registrant as specified in its charter)


          District of Columbia                                 33-0662435
     (State or other jurisdiction of                        (I.R.S. Employer
     incorporation or organization)                        Identification No.)

                 10306 Eaton Place, Suite 220, Fairfax, VA 22030
                                 (703) 352-4399
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

          Don V. Hahnfeldt
             President                         Copies of communications to:
    10306 Eaton Place, Suite 220                   David Selengut, Esq.
         Fairfax, VA 22030                Ellenoff Grossman Schole & Cyruli, LLP
           (703) 352-4399                          370 Lexington Avenue
  (Name, address, including zip code,                New York, NY 10017
   and telephone number, including                   (212) 370-1300
   area code, of agent for service)

 Approximate dates of proposed sales to the public: From time to time after this
                   Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                            CALCULATION OF REGISTRATION FEE
------------------------------- ---------------------------- ---------------------------- ----------------------------

     TITLE OF EACH CLASS                                          PROPOSED MAXIMUM
       OF SECURITIES TO                  AMOUNT TO                    AGGREGATE                    AMOUNT OF
        BE REGISTERED                  BE REGISTERED            OFFERING PRICE (1)(2)          REGISTRATION FEE
------------------------------- ---------------------------- ---------------------------- ----------------------------
        Common Stock,                   23,568,756                  $5,420,813.88                 $498.72(3)
      $.00025 par value
------------------------------- ---------------------------- ---------------------------- ----------------------------

1.  Calculated in accordance with Rule 457(o).
2. Pursuant to Rule 416, the number of shares registered hereby includes an indeterminate number of additional shares which may be issued upon the occurrence of certain events in accordance with the applicable anti-dilution provisions of the relevant documents.
3.  $379.86 of this amount was paid with the initial filing.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, OR SEC,, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                                   PROSPECTUS

                   23,568,756 AGGREGATE AMOUNT OF COMMON STOCK

                                       OF

                                 EUROTECH, LTD.

This prospectus relates to the resale at market of shares of our common stock by some of our existing shareholders, including shares that some of these shareholders do not now own but are entitled to acquire upon exercise of certain warrants and options. We will not receive any proceeds from the sale of these shares, but depending on whether or not the selling shareholders exercise cashless rights upon exercise of the warrants and options issued to them we may receive proceeds from the exercise of the warrant and options. Any proceeds which we may potentially receive upon exercise of the warrants and options will be used for working capital.

Our common stock is traded on the Pink Sheet Electronic Quotation Service, or Pink Sheets, under the symbol "EUOT". The last sale price for our common stock, as reported on the Pink Sheets on January __, 2003, was $0.____.

We will bear all expenses, other than selling commissions and fees, in connection with the registration and sale of the shares being offered by this prospectus.


                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                      SEE RISK FACTORS STARTING ON PAGE 4.


   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR
    DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                               January ____, 2003

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY                                                          1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                           3
RISK FACTORS                                                                4
THE COMPANY                                                                 15
EXPENSES OF THE OFFERING                                                    15
USE OF PROCEEDS                                                             15
SELLING SHAREHOLDERS                                                        16
PLAN OF DISTRIBUTION                                                        19
DESCRIPTION OF CAPITAL STOCK                                                20
TRANSFER AGENT                                                              22
LEGAL MATTERS                                                               22
EXPERTS                                                                     22
ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE            22
RECENT DEVELOPMENTS                                                         23
DISCLOSURE OF COMMISSION POSITION IN INDEMNIFICATION FOR SECURITIES
 ACT LIABILITIES                                                            24

                               PROSPECTUS SUMMARY

The following summary contains material terms and information about Eurotech and the offering. For a more complete understanding, we encourage you to read the entire document and the documents referred to in this prospectus, including the financial statements and related notes included in the reports that we file with the SEC.

In this prospectus, the words "Eurotech," "Company," "we," "our," and "us" refer to Eurotech, Ltd., a company formed under the corporate laws of the District of Columbia.

                                   THE COMPANY

We are a development-stage company engaged in the business of acquiring, developing, and marketing emerging chemical and electronic technologies designed to create products for use in the environmental and security sectors. We manage engineering and scientific development programs designed to identify products and processes that have differentiated characteristics with possibly reduced manufacturing and/or use risks. Our portfolio of technologies and potential products include: (a) proprietary materials created to specifically solve the problems of how nuclear and other hazardous wastes are cost effectively contained, (b) advanced performance materials for use in industrial products such as coatings and paints, and (c) through our subsidiary, Markland Technologies, Inc., a publicly-traded Florida corporation, referred to herein as Markland, automatic detection of explosives and illicit materials for use in homeland security. We are seeking to commercialize our technologies using various financial and transactional vehicles including: technology transfer, licensing, joint venture, and distribution agreements. Our current research and development projects are discussed in the section entitled "The Company."

Within our Form 10-Q, Note 1 for the nine months ended September 30, 2002, we incurred a net loss of $7,182,138 and had a working capital deficiency of $2,079,064. As of September 30, 2002, our net equity was $4,142,360. We have limited finances and require additional funding in order to market and license our technologies and proposed applications of such technologies. There is no assurance that we can reverse our operating losses, or that we can raise additional capital to allow us to continue our planned operations.

These factors raise substantial doubt about the Company's ability to continue as a going concern, and consequently we may be forced to explore other available options, including, without limitation, the license of all our technology, the transfer or transfers of all or substantially all of our assets and/or the liquidation of the Company in a form of bankruptcy proceeding or a distribution to our shareholders. In a recently announced transaction, we granted an exclusive, worldwide and royalty-free license our to our AcousticCoreTM intellectual property relating to illicit materials detection to Markland (which, prior to such transaction, was shell corporation) in exchange for 239,927,344 shares of the outstanding common shares of Markland, representing approximately 80% of the outstanding common shares of Markland at the time of closing. In further consideration of our receipt of such shares of Markland, we caused the transfer to Markland of certain cryptology technology held by our majority-owned subsidiary, Crypto.com, Inc. The shares of Markland which we acquired are subject to a pledge arrangement with Woodward LLC, or Woodward, our primary source of capital. We believe that the Markland transaction enables us to commercialize the business opportunity present with the illicit materials detection application of AcousticCoreTM, obtain financing to exploit such technology and attract management, whereas we are currently unable to do so internally. We are seeking to identify similar transactions for each of our other intellectual property opportunities, including EKOR.

We were incorporated under the laws of the District of Columbia on May 26, 1995. Our executive office is located at 10306 Eaton Place, Suite 220, Fairfax, Virginia 22030. Our telephone number is (703) 352-4399 and our website address is http://www.eurotechltd.com.

                                                 THE OFFERING

Common Shares Offered by the Selling Shareholders.............    23,568,756 aggregate amount of our
                                                                  common stock.

Common Shares Outstanding Before Offering (1).................    93,691,915 shares of our common stock.

Common Shares Outstanding After Offering (2)..................    Approximately 95,163,915 shares of
                                                                  common stock.

Use of Proceeds...............................................    We will not receive any proceeds from the
                                                                  sale of any of the shares that may be sold
                                                                  by selling shareholders, but, depending on
                                                                  whether or not the selling shareholders
                                                                  exercise cashless exercise rights upon
                                                                  exercise of warrants or options issued to
                                                                  them, we may receive proceeds from any
                                                                  exercise of the warrants or options. Any
                                                                  proceeds we may potentially receive upon
                                                                  conversions of such warrants or options will
                                                                  be used for working capital.

Risk Factors  ................................................    The shares offered by this prospectus are
                                                                  speculative and risky. You should carefully
                                                                  consider the risk factors contained in this
                                                                  prospectus before investing. See the Risk
                                                                  Factors section for a more complete
                                                                  discussion of the risks associated with
                                                                  investment in our shares.

(1)  Outstanding as of January ____, 2003.

(2) This assumes the issuance of all the shares the underlying the options and warrants being registered in this offering.

We currently have 100,000,000 shares of common stock authorized and 5,000,000 shares of preferred stock authorized.




                  [remainder of page intentionally left blank]

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and the documents incorporated by reference or delivered to you with this prospectus, including the documents listed below in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," and "Additional Information and Information Incorporated by Reference" contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. Words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "intended," or "continue" or the negative of these terms or other comparable terminology may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for may reasons, including the factors described in the section entitled "Risk Factors" in this prospectus.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance, or achievements. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC, after the date of this prospectus.



                  [remainder of page intentionally left blank]

                                  RISK FACTORS

You should carefully consider the risks described below, together with all other information contained in this prospectus. If any of the following risks actually occur, our business, business prospects, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline or we may be forced out of business and you could lose your entire investment in us.

1. WE HAVE INCURRED SUBSTANTIAL OPERATING LOSSES AND HAVE RELIED HISTORICALLY ON DEBT FINANCING (RECENTLY CONVERTED TO PREFERRED B STOCK) TO SUSTAIN OUR OPERATIONS WHICH MAY RESULT IN THE TOTAL LOSS OF INVESTMENT FOR PURCHASERS OF OUR COMMON STOCK.

Within our Form 10-Q, Note 1 for the nine months ended September 30, 2002, we incurred a net loss of $7,182,138 and had a working capital deficiency of $2,079,064. As of September 30, 2002, our net equity was $4,142,360. We have limited finances and requires additional funding in order to commercial license and propose products. There is no assurance that we can reverse our operating losses, or that we can raise additional capital to allow the Company to continue its planned operations.

To date, we have had no significant revenues from operations and, through September 30, 2002, we have incurred losses aggregating $58,903,448. Our accrued losses from operations and lack of significant revenue is attributable to our research and development of our proprietary technology rather than the commercial application of the technology. Research and development of any new and innovative technology requires a substantial amount of capital investment with no guarantee of commercial viability or revenue. Our accrued losses are primarily due to our research and development cost and associated administrative expenses and there can be no guarantee that we can recover our losses. The primary source of our future revenue would come from royalties payments from license agreements with potential third parties who desire to commercialize our products or the appreciation in the shareholding we may receive in other public or private companies that we obtain, such as Markland. To date, we have not entered into any such licensing agreements and may continue to be unsuccessful in our efforts in the near future.

An investor in our shares must assume the risk that we will never make any money. None of our technologies or proposed products has ever been utilized on a large-scale commercial basis. Our ability to generate enough revenues to achieve profits will depend on a variety of factors, many of which are outside our control, including:

         o        size of market,
         o        competition and other solutions,
         o extent of patent and intellectual property protection afforded to our products,
         o cost and availability of raw material and intermediate component supplies,
         o changes in governmental (including foreign governmental) initiatives and requirements,
         o        changes in domestic and foreign regulatory requirements,
         o costs associated with equipment development, repair and maintenance, and
         o the ability to manufacture and deliver products at prices that exceed our costs.

Even if at some point we begin to generate revenues, our ability to record net income will be impacted adversely to the extent of $2,109,537 annually by non-cash charges of amortization of intangible assets, in addition to other costs.

Since we have yet to generate significant revenues from our various business activities, we are dependent on future financing our operating expenses from the issuance of equity or debt securities. As of September 30, 2002, we had $146,528 in cash and cash equivalents and our current operating expenses are approximately $250,000 per month. Our operations have not been able to generate an adequate amount of cash flow because our business primarily focuses on research and development and we are dependent on royalty payments and licensing fees from licensing agreements with third parties developing our technology, none of which have been entered into.

While we would like to be able to sell or dispose of some of the shares in Markland we have acquired to raise additional working capital, we have entered into a contemporary transaction with Woodward which may limit our ability to effect this. Woodward has agreed to retire approximately $5.7 million of our Series B 5% Convertible Preferred Stock, or Preferred B Stock, in exchange for a security interest in all our shares in Markland and 50% of the proceeds generated from future sales by us of these same shares. It is our sole discretion on how and when these securities will be sold, if at all, subject to applicable laws. Such proceeds, when received, will be directed by us to automatically redeem the balance of the shares of Preferred B Stock owned by Woodward, in lieu of the previously agreed upon optional redemption schedule for the Preferred B Stock.

We have a current agreement with Woodward which may result in the purchase of an additional $1,130,000 of Preferred B Stock subject to certain conditions.

We are investigating additional various financing options to meet our short-term liquidity needs. This effort is impeded by the fact that essentially all of our outstanding authorized capital is already committed pursuant to the outstanding financing transactions with Woodward and others. Depending on the market price of our outstanding common stock and general capital market conditions, further financing may cease to be available or be available only on terms that result in additional and substantial amounts of dilution.

2. WE HAVE RECENTLY BEEN DELISTED FROM THE AMERICAN STOCK EXCHANGE AND MAY HAVE REDUCED LIQUIDITY FOR OUR SHARES AND MAY HAVE GREAT DIFFICULTY RAISING THE CAPITAL WE NEED TO CONTINUE OPERATIONS

The American Stock Exchange, or Amex, in a letter to us dated December 10, 2002, stated that they were going to begin procedures to delist us based upon our financial condition and inability to satisfy Amex's continued listing standards in a timely basis. Although we had an opportunity to appeal, our board of directors voted to delist and immediately seek listing on the OTC bulletin board. Unless and until the OTC bulletin board approves the listing of our shares on its trading system, the sharer will trade on the Pink Sheets. This delisting from Amex will negatively affect the liquidity of our common stock, which may make it more difficult for holders of our common stock to sell their securities in the open market. Additionally, the public perception of the value of our common stock could be materially adversely affected and any additional financing may become difficult to obtain. You could lose your investment and we could face greater difficulty raising capital necessary for our continued operations.

3. WE ARE SUBJECT TO PENNY STOCK RULES SINCE THE AMEX COMPLETED THE DELISTING OF OUR STOCK FROM THEIR EXCHANGE AND YOU RISK HAVING SUBSTANTIAL LIQUIDITY PROBLEMS AND DIFFICULTY IN SELLING YOUR SHARES

We have become a penny stock and subject to the penny stock rules since the Amex delisting process has been completed. The Securities Enforcement and Penny Stock Reform Act of 1990 applies to stock characterized as "penny stocks," and requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The exceptions include equity securities listed on a national exchange or equity securities issued by an issuer that has:

         o net tangible assets of at least $2,000,000, if the issuer has been in continuous operation for at least three years; or

         o net tangible assets of at least $5,000,000, if the issuer has been in continuous operation for less than three years; or

         o average annual revenue of at least $6,000,000 for the last three years.

Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks.

The trading of our common stock will be covered by Rules 15g-1 through 15g-6 and 15g-9 promulgated under the Securities Exchange Act. Under those rules, broke-dealers who recommend such securities to persons other than their established customers and institutional and accredited investors must make a special written suitability determination for the purchaser and must have received the purchaser's written agreement to a transaction prior to sale. These regulations would restrict the ability of broker-dealers to trade in our common stock and thus would make it more difficult for purchasers of common stock to sell their securities in the secondary market. The market liquidity for the common stock could be adversely affected.

We believe that we will be able to be listed as a penny stock because among other requirements we have net tangible assets of at least $2 million and have been in business for at least three years. The value of our current net tangible assets as of September 30, 2002 is $6,559,055. However, investors should be aware that these rules could change at any time and our business and financial condition may deteriorate further and disqualify us from the penny stock requirements.

4. YOU FACE SUBSTANTIAL DILUTION OF YOUR EQUITY OWNERSHIP PERCENTAGE BECAUSE OF SHARES THAT WE ARE OBLIGATED TO ISSUE TO WOODWARD AND OTHER CONVERTIBLE SECURITIES HOLDERS.

We entered a Securities Exchange and Purchase Agreement with Woodward in which Woodward has agreed to waive any and all repricing rights to receive shares of our common stock under a Common Stock Purchase Agreement executed on March 30, 2001 (and amended on January 9, 2003) in exchange for the Company agreeing to issue 10,000,000 shares of our common stock, a portion of which will be due on April 1, 2003. The remainder will not be due until 65 days after they are requested, provided that it is after April 1, 2003. In addition, Woodward also agreed to cancel all re-pricing rights with respect to the Company's Series A 3% Convertible Preferred Stock, or Preferred A Stock, pursuant to Re-pricing Rights Agreement of February 1, 2002, as amended, in exchange for the Company issuing 17,000 shares of a new Series B 5% Convertible Preferred Stock, or Preferred B Stock. We have also agreed with Woodward that, notwithstanding our obligations to Woodward to issue shares of our common stock, we will not issue shares of our common stock to Woodward if, folloing such issuance, Woodward would own greater than 9.9% of our outstanding common stock. Concurrently with out entry into our transaction with Markland, $5.7 million of the Preferred B Stock to which Woodward was entitled has been surrendered.

As part of the restructuring, Woodward was provided with certain rights of conversion with respect to the Preferred B Stock. Each share of the Preferred B Stock is redeemable by us for $1,000. As a result of the Amex delisting, the conversion price of the Preferred Shares until the next optional scheduled redemption date shall be 85% of the average of 3 lowest closing bid prices during 10 days prior to the conversion date. The liquidation price for each of these shares is also $1,000.

The perceived risk associated with the sale of a large number of our common stock at prices discounted as they are pursuant to the agreements associated with the Woodward restructuring as described above and disclosed on Form 8-K and filed with the SEC on October 7, 2002, creates a market overhang which could cause some of our shareholders to sell their stock, thus causing the price of our common stock to decline. In addition, anticipated downward pressure on our stock price due to actual or anticipated sales of stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline. Furthermore, this perception may further deteriorate should Woodward convert the Preferred A Stock and/or the Preferred B Stock in shares of our common stock.

5. WE HAVE COMMITTED TO ISSUE ALL OF OUR CURRENTLY AUTHORIZED CAPITAL STOCK. IF OUR SHAREHOLDERS DO NOT VOTE TO INCREASE OUR AUTHORIZED CAPITAL STOCK, WE WILL NOT BE ABLE TO SATISFY THE CONTRACTUAL TERMS OF OUR DEAL WITH WOODWARD OR TO OBTAIN THE ADDITIONAL FINANCING NECESSARY TO CONTINUE OPERATIONS.

We currently have 100,000,000 shares of common stock authorized, 93,691,915 of which were outstanding as of January ____, 2003. In addition, we have reserved and committed to issue additional shares of common stock upon exercise of outstanding warrants and options held by outside investors, officers, directors and consultants; 1,472,000 shares of which are being registered in this offering. Specifically, 10,000,000 shares are reserved for issuance to Woodward based on the Securities Exchange and Purchase Agreement of September 30, 2002, as described in the previous paragraph. Furthermore, the number of shares we have reserved are not a limitation on the amount of shares we may be obligated to issue pursuant to these financing agreements. The Preferred A Stock and Preferred B Stock are each convertible into our common stock which can only be satisfied if the number of authorized shares is increased, which will require shareholder the approval.

As part of these financing agreements, we have agreed to hold a special meeting of our shareholders and recommend that the shareholders vote to approve an increase our authorized capital stock. We have not determined at this time whether if it is in the best interests of our shareholders to hold such a meeting. If we elect to hold this meeting, and if our shareholders do increase the authorized capital stock, we are required to reserve and commit additional shares of our common stock pursuant to the financing agreement referred to above. If the shareholders do not approve the proposal to increase the authorized capital stock, we would be limited to issuing the maximum amount of our authorized capital and we would be unable to honor existing obligations and to arrange the additional financing necessary to continue operations. Even if our shareholders approve a proposal to increase the authorized capital stock, depending on the market price of our outstanding common stock and general capital market conditions, further financing may cease to be available or be available only on terms that result in an unacceptable level of dilution.

6. WE HAVE A LIMITED OPERATING HISTORY AND THEREFORE LITTLE BASIS FOR ANY FORECASTS WHICH COULD HARM PURCHASERS OF OUR COMMON STOCK

Our limited operations to date have consisted primarily of identifying, monitoring, reviewing and assessing technologies for their commercial applicability and then attempting to market them. We are subject to all of the business risks associated with a new enterprise, including:

         o        risks of foreseen and unforeseen capital requirements,
         o        failure of the market to accept our products and technologies,
         o failure to develop technologies into commercializable products,
         o competitive disadvantages against larger and more established companies,
         o        reversion of license rights due to contractual breaches,
         o the fact that we have incurred significant operating losses through the middle of 2002 and the likelihood that we will incur further losses during the current year,
         o our not having obtained significant orders for product for which we will be paid or on which we will make a profit, or to enter into revenue-producing contracts with third parties,
         o possible financial failure of any projects on which we and our potential working partners may embark, and
         o        turnover of management.

7. YOU RISK THAT WE WILL NOT BE ABLE TO COMMERCIALLY EXPLOIT OUR PROPRIETARY NUCLEAR CONTAINMENT TECHNOLOGY UNDER OUR BRAND, EKORTM,OR OUR OTHER TECHNOLOGIES.

If we can neither sell EKOR nor find a way to commercialize any of our other technologies, we may have to go out of business and your investment in us would be lost. We have yet to receive significant orders for EKOR. Even if some orders are forthcoming, from the U.S. Department of Energy, or DOE, from Ukraine or otherwise, we do not yet know whether we will be able, at the prices that we have to charge to cover our manufacturing costs, to achieve the sort of volume that would be necessary to carry our overhead or to compensate adequately the investment that shareholders have made in us. We have received small orders from these vendors and we hope to receive additional orders in the future. Our sales may be hindered by commitments that potential customers may have made to alternative methods of remediation. Even if we are able to sell EKOR in satisfactory quantities and at remunerative prices but are unable to find ways to make money out of our other technologies, you risk that we will not be able to continue operations.

8. WITHOUT APPLICABLE ENVIRONMENTAL, HEALTH AND REGULATORY APPROVAL, WE WILL NOT BE ABLE TO COMMERCIALIZE ANY OF OUR TECHNOLOGY.

We are subject to comprehensive and changing federal, state, local and international laws, regulations and ordinances, referred to herein as Environmental Laws, that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances and materials, including liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the federal "Superfund" statute, and similar state statutes for the investigation and remediation of environmental contamination at properties owned and/or operated by it and at off-site locations where it has arranged for the disposal of hazardous substances. Furthermore, nuclear wastes are materials regularly processed using our products, is a low-level radioactive material and we are subject to governmental licensing and regulation.

If it is determined that we are not in compliance with current Environmental Laws, we could be subject to fines and penalties. The amount of any such fines and penalties could be material. In addition, we intend to remediate nuclear wastes and other hazardous substances, and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties or from an off-site disposal facility, we may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

We have made, and expect to continue to make, expenditures to comply with current and future Environmental Laws. We anticipate that we could incur additional capital and operating costs in the future to comply with existing Environmental Laws and new requirements arising from new or amended statutes and regulations. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, we cannot at this time reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance costs could be material. We cannot predict the impact that future regulations will impose upon our business.

Nuclear waste materials regularly processed using our products, have characteristics considered to be health or safety hazards by various federal, state and local regulatory agencies. The processing of these materials requires a high level of safety consciousness, personnel monitoring devices and special equipment. Some nuclear wastes in a finely divided state, such as grinding dust or machine turnings, is a personnel hazard and requires special handling for safe operations and disposal of process wastes. For example, airborne beryllium in respirable form, such as powder, dusts or mists generated in some manufacturing processes can represent a hazard to the lungs in certain susceptible individuals. Processing this material requires use of extensive ventilation and dust collecting systems. All of these operations are performed under strict environmental and health safety controls consistent with the Occupational Safety and Health Administration and the Environmental Protection Agency regulations for pure beryllium. We may not be able to control all health and safety problems. We may be held liable and may be required to pay the costs of remedying any such problems. The amount of any such liability and costs could be material.

9. WE ARE PRIMARILY DEPENDENT ON SALES TO PUBLIC SECTOR AND GOVERNMENT CONTRACTORS WHICH REQUIRE US TO BE SUBJECT TO ADITIONAL RULES AND REGULATIONS WHICH COULD EFFECT OUR PROFITABILITY AND BUSINESS

We plan to derive substantial revenues from public sector customers or contractors for such customers, including the United States military. There are significant risks inherent in sales to such customers, which may cause material fluctuations in our operating results. For each contract with a public sector customer, we are typically subject to a protracted procurement process, which includes sealed competitive bids, systems demonstrations and the integration of Company and third-party products. The process also can include political influences, award protests initiated by unsuccessful bidders and changes in budgets or appropriations, which are beyond our control. Contracts of public sector customers typically are subject to procurement policies, which may be onerous and may include profit limitations and rights on the part of the government to terminate for convenience. Sales to the United States Department of Defense, or DOD, are subject to a number of significant uncertainties, including timing and availability of funding, unforeseen changes in the timing and quantity of government orders and the competitive nature of government contracting generally. Furthermore, the DOD has been reducing total expenditures, and the funding may be reduced in the future. A significant loss of sales to the U.S. government or contractors for the U.S. government could have a material adverse effect on our business, results of operation and financial condition.

We are directly and indirectly subject to various rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. Similarly, changes in the regulations or other requirements relating to parts manufactured by us could materially adversely affect us.

In contracting with public agencies, we are subject to public agency contract requirements that vary from jurisdiction to jurisdiction. Future sales to public agencies will depend, in part, on our ability to meet public agency contract requirements, certain of which may be onerous or even impossible for us to satisfy.

Government contracts typically contain termination provisions unfavorable to us and are subject to audit and modification by the government at its sole discretion, which subject us to additional risks. These risks include the ability of the U.S. government to unilaterally:

         o suspend or prevent us for a set period of time from receiving new contracts or extending existing contracts based on violations or suspected violations of laws or regulations;
         o        terminate existing contracts;
         o        reduce the scope and value of existing contracts;
         o audit and object to our contract-related costs and fees, including allocated indirect costs;
         o        control and potentially prohibit the export of our products;
                  and
         o        change certain terms and conditions in contracts.

The U.S. government can terminate any of its contracts with us either for its convenience or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source. Contracts with foreign governments may contain similar provisions.

As a government contractor, we are subject to periodic audits and reviews. Based on the results of its audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. Although adjustments arising from government audits and reviews have not seriously harmed our business, future audits and reviews could cause adverse effects. In addition, under U.S. government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of our research and development costs, and some marketing expenses may not be reimbursable or allowed in our negotiation of fixed-price contracts. Further, as a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not.

In addition, public agency contracts are frequently awarded only after formal competitive bidding processes, which are often protracted and typically contain provisions that permit cancellation in the event that funds are unavailable to the public agency. We may not be awarded any of the contracts for which our products are bid. Even if we are awarded contracts, substantial delays or cancellations of purchases could result from protests initiated by losing bidders.

Additionally, substantially all of the customers for our EDS products (which products are being commercialized through our Markland subsidiary) and our other products under development to date have been public agencies or quasi-public agencies, such as the Federal Aviation Administration and airport authorities. Public agencies are subject to budgetary processes and expenditure constraints. In the past, many domestic and foreign government agencies have experienced budget deficits that have led to decreased capital expenditures in certain areas. The funding of government programs is subject to legislative appropriation. Budgetary allocations for explosives detection systems, or EDS, are dependent, in part, upon governmental policies, which fluctuate from time to time in response to political and other factors, including the public's perception of the threat of commercial airline bombings. For example, the terrorist attacks of September 11, 2001, have resulted in passage of the Transportation Security Act that mandates a small surcharge on each airline ticket purchase to fund airline security, which we expect will increase funding for explosives detection products and technologies. However, no assurances can be given that the funds will be used to purchase Markland's EDS products, or that other funds will continue to be appropriated by Congress or allocated by the Transportation Security Administration or other agencies for the purchase of EDS products such as those being developed by Markland.

Although multi-year contracts may be authorized in connection with major procurements, governments generally appropriate funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded and additional funds are committed only upon further appropriations.

The U.S. government, the government may cancel orders and need only reimburse us for our costs incurred to the date of cancellation of orders that we may receive. Consequently, a backlog is not necessarily indicative of future sales. The government's termination of, or failure to fully fund, one or more of the contracts for Markland's EDS products or our other products under development would harm our business.

10. WE FACE SUBSTANTIAL COMPETITION WHICH COULD LOCK US OUT OF THE LIMITED NUMBER OF GOVERNMENT CONTRACTS AND OTHER PUBLIC ENTITIES

The nuclear waste management industry is very competitive. We compete with nuclear equipment manufacturers, systems integrators, consulting firms and engineering and design firms. Many of our competitors have greater name recognition and financial resources than we have. We may also face competition from potential new entrants into the nuclear waste industry or increased competition from existing competitors that may attempt to develop the ability to offer the full range of services that we offer. Our business involves lengthy sales cycles, which require us to commit substantial resources to proposals for projects that we may not be awarded

When we market our products and services, we frequently must make a substantial commitment of resources to evaluate a potential project and prepare a proposal. In addition, client approval of proposals often involves a lengthy process due to our clients' internal procedures and capital expenditure approval processes. As a result, the sales cycle associated with our services is typically lengthy and subject to risks that are beyond our control, including the possibility that we will not be awarded projects due to clients' budgetary constraints and internal priorities and procedures.

Furthermore, any one or more other enterprises may develop technologies or products that are as good as or superior to ours, significantly underprice our products and technologies, or more successfully market existing or new competing products and technologies. In the near term, we project that the primary markets for our products and technologies will be principally chemical manufacturing companies and radioactive contamination containment, remediation and transportation organizations. Similarly, we expect mid-term markets to continue in these industries. We have limited experience in marketing our products and technologies In addition to direct sales of some of our products, we intend to rely on licenses to and joint ventures with major international chemical and other companies for the marketing and sale of our technologies. In contrast, other private and public sector companies and organizations have substantially greater financial and other resources and experience than we do. We are aware of certain competitors who are public companies such as Duratek that is developing a type of waste remediation using vitrification and other companies developing conventional metal containment as opposed to our silicone-based technology. Competition in our business segment is typically based on product recognition and acceptance, methodology, price, marketing and sales expertise and resources.

11. WE DEPEND UPON A LIMITED NUMBER OF SUPPLIERS FOR COMPONENTS OF OUR PRODUCTS, AND IF WE ARE UNABLE TO OBTAIN MATERIAL FROM THESE SUPPLIERS ON A TIMELY BASIS, THEN WE MAY NOT BE ABLE TO DELIVER OUR PRODUCTS AS REQUIRED.

Key components used in our products have been designed by us to our specifications and are currently available only from one or a limited number of suppliers. We currently do not have long-term agreements with these suppliers. Our inability to develop alternative sources for single or sole source components, to find alternative third party manufacturers, or to obtain sufficient quantities of these materials, could result in delays or interruptions in product shipments, which could cause potential customers to seek other suppliers of products. In view of the high cost of many of these components, we do not maintain excess supplies. Our demands for large volumes of these key components may strain the abilities of our suppliers to provide these key components on a timely or expedited basis. If our suppliers experience financial, operational, production or quality assurance difficulties, the supply of components to us would be reduced or interrupted. In the event that a supplier ceases operations, discontinues a product or withholds or interrupts supply for any reason, we may be unable to acquire the product from alternative sources within a reasonable period of time.

Future sales will depend, in part, on the ability of airports to easily install Markland's EDS products into airport lobbies or integrate them into existing baggage handling systems. If an airport is not configured for these systems, deployment of Markland's EDS products may require changes in the airport infrastructure, such as reinforced airport lobby floors and baggage platforms. If airports cannot easily install Markland's EDS products in airport lobbies or integrate them into existing baggage handling systems, we may experience reduced sales of Markland's EDS products or these sales may be delayed.

12. WE COULD BE EXPOSED TO PRODUCT LIABILITY AND RELATED CLAIMS, AND WE MAY NOT HAVE ADEQUATE INSURANCE COVERAGE

Our business and Markland's business exposes us and Markland to potential product liability risks which are inherent in the manufacturing and sale of EDS products. Our machines are not designed to detect, and FAA certification does not require 100% detection of, every single type of explosive that may be contained in scanned baggage. For this reason, or if our products malfunction, it is possible that explosive material could pass undetected through our products, which would lead to product liability claims. There are also many other factors beyond our control that could lead to liability claims, such as the reliability and competence of the customer's operators, the training of the operators, and the maintenance of the products by the customers. If a product liability claim is brought against us, the cost of defending the claim would be significant and any adverse determination may result in liabilities to us. We currently do not have product liability and war and terrorism insurance.

13. WE FACE UNKNOWN AND UNLIMITED ENVIRONMENTAL LIABILITY RISKS AND WE DON'T CARRY ENVIRONMENTAL LIABILITY INSURANCE.

Our radioactive containment material technology is subject to numerous national and local laws and regulations relating to the storage, handling, emission, transportation, and discharge of materials of that type, and the use of specialized technical equipment in the processing of that type of material. Since 1957, the Price-Anderson Act has limited the risk exposure to government nuclear contractors by ensuring the availability of a large pool of funds to provide prompt and orderly compensation of members of the public who incur damages from a nuclear or radiological incident no matter who might be liable. The Price-Anderson Act covers all licensed nuclear power plants; research and test reactors; enrichment facilities; and contracts entered by the DOE. The same protection available for a covered licensee or contractor extends through indemnification to any persons who may be legally liable, regardless of their identity or relationship to the licensed activity. The Act was approved by both houses in Congress as part of the energy bill and is currently in conference. Even with the Price-Anderson Act, we might still face increased environmental liability risk. There is always the risk that our containment material might fail to perform as expected or be mishandled, or that there might be equipment or technology failures; the failures could result in significant claims for personal injury, property damage, and clean-up or remediation. Any claims against us could have a material adverse effect on us. We do not presently carry any environmental liability insurance, and we may be required to obtain insurance like that in the future in amounts that we can't presently determine. Environmental liability insurance, even if obtained, may not provide coverage against all claims, which might be greater than any coverage that we might obtain. Thus, the successful assertion of environmental liability could put us out of business.

To the best of our actual knowledge, there are currently no material environment proceedings being brought against us.

14. OUR PROPRIETARY TECHNOLOGY AND LICENSED PATENTS MAY NOT PROVIDE US WITH ADEQUATE PROTECTION.

On March 23, 1999, EAPS, the Russian organization from which we obtained exclusive world-wide licensing rights for the EKOR technology, received a patent on the process for the manufacture of the EKOR compound from the U.S. Patent and Trademark Office, Patent No. 5,886,060. Additionally, we have received a license from EAPS for a second patent for the manufacture of the EKOR compound, Patent No. 6,271,271. We also have a license from Trylon Metrics for U.S. Patent No. 4,922,467 relating to the AcousticCoreTM technology. We also own U.S. Patent No. 6,120,905 for our hybrid non-isocyanate polyurethane, or HNIPU, technology, U.S. Patent No. 6,303,683 for Liquid Ebonite Material technology and U.S. Patent No. 5,880,203 for Polydine Urethane Adhesives. There are pending patent applications for the ElectroMagnetic Radiography technology and the powdered metallurgy technology. Foreign patent protection has been sought for the Hypocorr technology and continuous combustion synthesis technology. Nevertheless, there are risks that:

         o        one or more of our licenses may be terminated,
         o one or more of our pending or future patent applications will not be approved,
         o we may not be able to develop any additional proprietary technology that is patentable,
         o patents that are issued to us will not provide us with competitive advantages,
         o patents, if obtained, may be successfully challenged by third parties,
         o patents of others may have an adverse effect on our ability to conduct our business, and
         o one or more of our technologies may infringe on the patents of others.

Many entities, including some developing technologies similar to ours, now have and may in the future obtain patents and other intellectual property rights that cover or affect products or services directly or indirectly related to those that we offer. In general, if a court determines that one or more of our products infringes on intellectual property held by others, we would be required to cease developing or marketing those technologies and/or products, to obtain licenses to develop and market those products from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing the patent claims. If a competitor holds intellectual property rights, the entity might be predisposed to exercise its right to prohibit our use of its intellectual property in our products and services at any price, thus impacting our competitive position.

We are currently not aware of patents and other intellectual property rights that our products infringe upon. However, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, we cannot evaluate the extent to which our products may infringe claims contained in pending patent applications. Further, it is often not possible to determine definitively whether a claim of infringement is valid, absent protracted litigation, which we may not have the resources to pursue.

We cannot estimate the extent to which we may be required in the future to obtain licenses with respect to patents held by others and the availability and cost of any such licenses. Those costs, and their impact on the revenue we might receive could be material. Damages in patent infringement cases can also include a tripling of actual damages in certain cases. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our liquidity and operating results.

In addition, there may be entities developing and marketing technologies which infringe on patents and intellectual property rights held by us. Patent infringement claims are protracted and costly. We may not have the resources to adequately protect our intellectual property. Any expenditures to pursue intellectual property rights by us could negatively affect our ability to market and develop our existing technologies.

We also rely on trade secrets, proprietary know-how and technology that we seek to protect, in part, by confidentiality agreements with our prospective working partners and collaborators, employees and consultants. There is always the risk that these agreements will be breached, that we might not have adequate remedies for any breach, or that our trade secrets and proprietary know-how will otherwise become known or be independently discovered by others.

15. IF WE ARE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR RIGHTS TO INTELLECTUAL PROPERTY OR MAINTAIN RIGHTS TO THIRD-PARTY PATENTS, WE MAY LOSE VALUABLE RIGHTSOR INCUR COSTLY LITIGATION TO PROTECT SUCH RIGHTS

Our ability to obtain license to patents, maintain trade secret protection and operate without infringing the proprietary rights of others will be important to our commercializing any products under development. The current and future development of our technology is contingent upon whether we are able to maintain a license to access the patents. Without this license, the technology would be protected from our use and we would not be able to even conduct research without prior permission from the patent holder. Therefore, any disruption in access to the technology could substantially delay the development of our technology.

The patent positions of hazardous waste disposal and security companies, including ours which involves licensing agreements, are frequently uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, our patent applications and any issued and licensed patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop waste disposal technologies or products similar to ours or design around or otherwise circumvent patents issued to us or licensed by us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We generally require our employees, consultants, advisors, and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the individual's relationship with us shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology.

Although our trade secrets and technical know-how are important, our continued access to the patents is a significant factor in the development and commercialization of our technology. Aside from the general body of scientific knowledge from other processes and technology, these patents, to the best of our knowledge and based upon our current scientific data, are the only intellectual property necessary to develop our technology.

We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability. Enforcing or defending our rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our technology to develop or sell competing products.

16. THE LOSS OF THE SERVICES OF KEY PERSONNEL AND CONSULTANTS COULD DELAY THE IMPLEMENTATION OF OUR PROGRAM.

We are substantially dependent upon the services of our full-time executive employees and our consultants, each of whom performs a distinct business function, such as heading one of our divisions, sales to a discreet potential market, engineering supervision, or general management. The loss of the services of any one of these executive employees or consultants could delay the implementation of our program until such persons are adequately replaced. We do not have key man insurance.

17.  RISKS RELATING TO OUR INTERESTS IN ISRAEL

Even though a majority of our current developmental efforts are not focused on our Israel-based subsidiaries, due to the current political and military developments, we believe that there are certain risks relating to our limited research and development activities and operations in Israel. Some of these risks include:

         o Any future armed conflicts or political instability in the region would likely negatively affect local business conditions and harm our research and development and commercialization efforts regarding our technologies in Israel;

         o Our research and development and commercialization efforts regarding our technologies in Israel may be negatively affected by the obligation of personnel or consultants of our affiliated Israeli companies to perform military service, where reservists may be called to duty in emergency situations; and

         o There might be changes to the policies underlying the grants our affiliated Israeli companies have received from the Law for the Encouragement of Capital Investments, 1959 Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or Chief Scientist.

         o Certain of our Israel-based technologies are based and primarily dependent on the efforts of Dr. Figovsky. If Dr. Figovsky were to cease his association with our affiliated Israeli companies or we were to lose the services of Dr. Figovsky for any reason, we would experience an adverse affect on the research and development and commercialization of certain of our technologies.

18. THE PRICE AND LIQUIDITY OF OUR COMMON STOCK MAY FLUCTUATE WIDELY, AND THUS YOU MAY FIND IT DIFFICULT TO SELL YOUR SHARES AT A PRICE CLOSE TO THE PRICE OF THE LAST PREVIOUS SALE.

An investor in our shares may not be able to sell them at a price close to the price of the last previous sale. This is because the market is relatively illiquid. Since September 1, 2000, when our shares became listed and began to trade on the Amex, the average daily trading volume has been approximately 213,000 shares and actual sale prices have fluctuated between a low of $.07 and a high of $6.125. In the nine period ending September 30, 2002, actual sale prices have fluctuated between a low of $.08 and a high of $1.04. Prices for our common stock will be influenced by many factors, including not only the depth and liquidity of the market for the common stock but also investor perception of us and our potential products, general economic and market conditions, and the fact that to date we have incurred losses and not generated any significant operating revenues. The market price of our common stock may also be significantly influenced by factors such as the announcement of new projects by us or our competitors and quarter-to-quarter variations in our results of operations. In addition, the perceived risk associated with the sale of a large number of our common stock (at prices discounted as they are) pursuant to the agreement with the Woodward financings, creates a market overhang which could cause some of our shareholders to sell their stock, thus causing the price of our common stock to decline. In addition, anticipated downward pressure on our stock price due to actual or anticipated sales of stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.



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                                       14

                                   THE COMPANY

We are a development-stage company engaged in the business of acquiring, developing, and marketing emerging chemical and electronic technologies designed to create products for use in the environmental and security sectors. We manage engineering and scientific development programs designed to identify products and processes that have differentiated characteristics with possibly reduced manufacturing and/or use risks. Our portfolio of technologies and potential products include: (a) proprietary materials created to specifically solve the problems of how nuclear and other hazardous wastes are cost effectively contained, (b) advanced performance materials for use in industrial products such as coatings and paints, and (c) through our subsidiary, Markland Technologies, Inc., or Markland, automatic detection of explosives and illicit materials for use in homeland security. We are seeking to commercialize our technologies using various financial and transactional vehicles including: technology transfer, licensing, joint venture, and distribution agreements

Our business is divided into three divisions consisting of Nuclear & Environmental Technology Solutions, Security & Safeguards (which is currently conducted through our Markland subsidiary) and Advanced Performance Materials. Our nuclear and environmental technologies consists of a family of silicon-based geopolymers known as EKORTM, a fire-resistant surface fixative known as Rad-X, and a set of remote sensing technologies (known as EMR/AC) for subsurface investigation. All three technologies are aimed at initial opportunities for sale or licensing within key DOE geographic areas and overseas in the UK, Germany and Russia. During 2002, we completed several demonstration contracts for EKOR.

Our safeguards and security technologies, now conducted through Markland, are intended to provide or be a part of cost efficient and reliable solutions to homeland security needs. Two technologies currently under development are Acoustic CoreTM and Crypto.comTM relating to, respectively, "in-situ" detection of various materials including certain explosives and illicit materials and "cyber-space" security solutions to provides a high level of encryption-based security. We have also launched a development program for an Automated Portal Threat Inspection System (APTIS) to fill a homeland security need for automatic, efficient screening for plastic explosives carried by personnel and baggage at airports and secure facilities.

Our advanced performance materials technologies centers around other technology not related to hazardous waste and security. The technology based upon HNIPU is intended as a replacement for conventional polyurethane binders, commercial coatings, paints, adhesives, and foams. We are in discussions with multiple domestic and international parties relating to licensing, selling, and /or joint venturing for developing and commercializing certain HNIPU technologies and variants. The technologies can be used, potentially, for non-toxic industrial paints and coatings and non-toxic foam products such as, but not limited to, certain components contained in automotive interiors. During second quarter 2002, we successfully demonstrated an acrylic version of HNIPU.

We hold a greater than 50% equity interest in several Israeli research and development companies which may be deemed to be subsidiaries. In addition, we also own a majority interest in Crypto.com, Inc., a Delaware corporation, which, prior to the Markland transaction, held certain encryption technology assets currently under development. Such assets, including the trademark "crypto.com" were transferred to Markland, although Crypto, though holding no assets, remains a majority-owned subsidiary of ours.

                            EXPENSES OF THE OFFERING

We have agreed to bear all reasonable expenses incurred in connection with the preparation and filing of the registration statement of which this prospectus is a part, including, without limitation, all registration, listing and qualification fees, printers and accounting fees, the fees and disbursements of our counsel.

                                 USE OF PROCEEDS

Existing shareholders are offering these shares for their own accounts. The proceeds from the sale of those securities to the Selling Shareholders were used for research development and general working capital purposes. We will not receive any proceeds from their sale, but, certain investors have indicated a willingness to possibly extend us a loan out of certain of the proceeds although there can be no assurances and no definite terms or conditions have been agreed upon. Should the warrants and options be fully exercised, we would receive approximately $1,167,250. In December, 2002, Denis DeNuccio exercised options to purchase 5,000,000 shares of common stock, for which we received $250,000 and in January, 2003, John H. Readey, Jr. purchased 2,000,000 shares of common stock, for which we received $100,000. Any proceeds we may potentially receive upon conversion of such warrants or options will be used for working capital. We have not entered into any loan arrangements with any shareholder.

                              SELLING SHAREHOLDERS

The following table sets forth certain information for each of the beneficial owners of the 23,568,756 shares of common stock registered in the registration statement covering shares being offered by selling shareholders. These shares will be sold, if at all, solely by and at the discretion of the selling shareholders. We will not receive any proceeds from any sales, though, as indicated below, some of these shares are at this time unissued and are issuable by us to investors upon their exercise of presently outstanding warrants, in which cases we would receive the proceeds of the warrant exercises. The information in the first and last two columns is based on information derived by us from our records, from statements on Schedule 13D, where applicable, or from information voluntarily furnished to us by the respective selling shareholder.

-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
                                              NUMBER OF SHARES KNOWN TO
                                              US TO BE OWNED OR TO WHICH     NUMBER OF     NUMBER OF SHARES     % OF SHARES
                                             THE SELLING SHAREHOLDER HAS   SHARES BEING     TO BE OWNED BY         TO BE
                                                 THE RIGHT TO ACQUIRE       REGISTERED          SELLING         OUTSTANDING
                                               PURSUANT TO OUTSTANDING      FOR RESALE     SHAREHOLDER AFTER        UPON
            NAME AND ADDRESS OF               OPTIONS OR WARRANTS AS OF     BY SELLING     COMPLETION OF THE   COMPLETION OF
            SELLING SHAREHOLDER              THE DATE OF THIS PROSPECTUS    SHAREHOLDER        OFFERING.          OFFERING
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Trylon Metrics, Inc.                                            2,500,000      2,500,000           0                 0%
433 12th Street
Gretna, LA  70053 (a)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
IpPartners, Inc.
P.O. 1490                                                       4,060,000      4,060,000           0                 0%
Coventry, RI 02816 (a)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Todd J. Broms
215 East 79th Street                                              100,000        100,000           0                 0%
New York, NY  10021 (b)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Paul Childress
1362 Ivy Wolf Lane                                                304,291        304,291           0                 0%
Forest, VA 24551 (c)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
AA Haskins Associates, Inc.
5096 Boonsboro Road                                                28,660         28,660           0                 0%
Lynchburg, VA  24503 (d)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Anacapa Environmental Liabilities, Inc.
1666 Fordham Avenue                                                28,660         28,660           0                 0%
Thousand Oaks, CA 91360 (e)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Sellers Business Services, Ltd.
6317 Dana Avenue                                                   55,145         55,145           0                 0%
Springfield, VA 22150 (f)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Solomon Pearl Blum Heymann
& Stich LLP  (g)
40 Wall Street                                                    250,000        250,000           0                 0%
New York, NY 10005
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
JNC Opportunity  Fund Ltd.
12007 Sunrise Valley Drive, Suite 460                           6,696,798     500,000(h)       6,196,798           7.06%
Reston, VA  20191
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------

                                                            16

-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Leonid Khotin (i)
P.O. Box 269                                                       45,000         25,000        20,000               *
Smallwood, NY 12779
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Simon Nemzow
301 Blackstone Blvd.                                              530,450         25,000        505,450              *
Providence, RI 02906 (j)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Teofil Grochowski
215 Jefferson Woods Drive                                          75,000         75,000           0                 0%
Forest, VA 24551 (k)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Denis DeNuccio
40 Pheasant Drive                                              10,000,000     10,000,000           0                 0%
East Greenwich, RI 02818 (l)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
EB Associates, LLC
60 Hampden Lane                                                   117,000        117,000           0                 0%
Irvington, NY 10533 (m)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Zalman D. Newman
376 Gibbs Avenue                                                  500,000        500,000           0                 0%
Newport, RI 02840 (n)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
John H. Readey, Jr.
65 Woodbridge Drive                                             4,005,000      4,000,000         5,000               *
East Greenwich RI  02818 (o)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
Bruce C. Koploy
7497 Hickory Hill Drive                                           500,000        500,000           0                 0%
West Bloomfield, MI  48322 (p)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------
AFCO, Inc.                                                        700,000        500,000        200,000              8
P.O. Box 8045
Cranston, RI  02920 (q)
-------------------------------------------- ----------------------------- -------------- -------------------- ---------------

* Less one percent

(a) Trylon Metrics, Inc. is an intellectual property holding company, which has rights to remote sensing technologies. Some of these technologies and the licensing rights for EMR/AC remote sensing technologies were licensed by us for
2.5 million shares of common stock.

ipPartners, Inc. is a technical services company which, pursuant to a consulting agreement between us, ipPartners and Mr. Robert Tarini, previously provided advisory services and technical marketing services for our EMR/AC remote sensing technologies. These technical marketing services included: writing proposals, presentations to customers, demonstrations of technology, patent filings, patent maintenance, as well as continued research and development. ipPartners has a number of consultants supporting these activities on a long term basis. In February 2001, we granted ipPartners, Inc. warrants to purchase a total of 60,000 common shares at an exercise price of $3.00 per share. By agreement in July 2002, as further compensation for development services, the exercise price was reduced to $.60 per share. The warrants are exercisable over a five-year period. The fair market value of the stock warrants on the date of grant using the Black-Scholes option pricing model was $.69, or $41,400. Mr. Robert Tarini is the President of both Trylon Metrics, Inc. and ipPartners, Inc.

We also issued IpPartners, Inc. in July 2002, 4,000,000 shares of common stock for IP Partners to assist us with research, development and marketing these technologies. In December, 2002, we mutually terminated our consulting agreement with ipParnters and Mr. Tarini.

(b) Mr. Broms was our Director and the President and Chief Executive officer until August 2002. Prior to his joining us, Mr. Broms served as a consultant to the Board of Directors and, in connection with such services, we granted Mr. Broms a 10-year warrant to purchase 100,000 shares of our common stock at $0.34 per share. The warrant is immediately exercisable.

(c) Mr. Childress was, until August 2002, our Vice-President, Nuclear and Environmental Division. Mr. Childress was issued 29,291 shares of our common stock, which represented compensation for deferred salary for the months of October 2001 and November 2001. This also includes 275,000 shares that Mr. Childress has the right to acquire upon exercise of an immediately exercisable option with an exercise price ranging from $2.50 to $3.50.

(d) Mr. Haskins, Manager, Eastern U.S. Programs, provides Environmental Management services to the DOE and as a principal consultant to Commercial Utilities in Spent Fuel Management, Storage, Transport and Repository of spent nuclear fuel. Mr. Haskins promotes the sale of EKORTM in the Eastern U.S. Mr. Haskins is also promoting the application of other Eurotech products, namely, Acoustic CoreTM for the detection of explosive materials and RAD-X, surface fixative and fire retardant material.

(e) Anacapa Environmental Liabilities, Inc., a California corporation, provides consulting services in the area of environmental and radioactive contamination controls, environmental liability management, project management and engineering. Peter M. Grajczak is the principal and sole shareholder of Anacapa Environmental Liabilities, Inc. we hired Anacapa Environmental Liabilities, Inc., in December of 2000 to provide technology transfer, engineering and project management support.

(f) Sellers Business Service, Ltd., a Commonwealth of Virginia corporation, provides us with business consulting services. Sellers Business Service, Ltd. is 99.95% owned by Terry R. Sellers, its President, CEO, and Chairman. Mr. Sellers is our acting controller and is responsible for directing and conducting financial statement preparation, performing cash management analysis, budget preparation, supervising the accounting staff, and interfacing with our external auditor. Additionally, Mr. Sellers assists our corporate counsel with SEC reporting. Mr. Sellers was issued 10,145 shares, which represented additional compensation for consulting services. This also includes 45,000 shares that Mr. Sellers has the right to acquire upon exercise of an immediately exercisable option with an exercise price $0.31.

(g) Solomon Pearl Blum Heymann & Stich LLP was our corporate legal counsel until September 2002. This includes a warrant to purchase 75,000 shares at $0.32 per share and 175,000 shares underlying an immediately exercisable option at $0.41 per share.

(h) Consists of a warrant exercisable to purchase 500,000 shares at $1.00 per share. The holder of such securities is prohibited from using them to acquire shares of our common stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of our common stock following such acquisition. The information is based upon a Schedule 13(g) filed with the SEC on February 14, 2002.

(i) Dr. Khotin is a director of the Company. Includes 25,000 shares that Dr. Khotin has a right to acquire upon exercise of a warrant with an exercise price $1.00.

(j) Mr. Nemzow was a director of the Company until November 15, 2002. Includes 25,000 shares that Mr. Nemzow has the right to acquire upon exercise of a warrant with an exercise price $1.00.

(k) Consists of 50,000 shares that Mr. Grochowski has the right to acquire upon exercise of an immediately exercisable option with an exercise price ranging from $3.00 to $4.00.

(l) Consists of 10,000,000 shares of common stock. In October 2002, Mr. DeNuccio purchased 5,000,000 units for $250,000. Each unit consists of one share of our common stock and one warrant to purchase one share of our common stock at $0.05 per share. In December 2002, Mr. DeNuccio exercised his warrants at $0.05 per share for $250,000.

(m) EB Associates, LLC was engaged on April 29, 2002 to perform certain financial consulting services for us. Our contract with EB Associates has expired and will not be renewed by the mutual consent of the parties. As part of the consulting services, EB Associates has the right to purchase from us up to a total of 249,000 shares of our common stock of which 117,000 shares are presently available for issuance and of which 132,000 shares of common stock are subject to the availability of authorized but unissued shares of our common stock. Each of the shares of our common stock to which EB Associates is entitled to purchase under the stock option grant may be purchased by EB Associates at an exercise price equal to the average closing bid price of the Company's shares on the American Stock Exchange on three trading days prior to the last day of each and every calendar month commencing May, 2002 and continuing through and including October, 2002.

(n) In October 2002, Mr. Newman purchased 500,000 shares of our common stock for $25,000.

(o) In October 2002, Mr. Readey purchased 2,000,000 shares our common stock for $100,000 and in January, 2003, Mr. Readey purchased an additional 2,000,000 shares of common stock, for which we received $100,000.

(p) In October 2002, Mr. Koploy purchased 500,000 shares our common stock for $25,000.

(q) In October 2002, AFCO, Inc. purchased 500,000 shares our common stock for $25,000.

                              PLAN OF DISTRIBUTION

Once the registration statement of which this prospectus is part becomes effective, the common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders or their respective pledgees, donees, transferees or successors in interest. Such sales may be made on the Pink Sheets or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. To the best of our knowledge, none of the selling shareholders or their affiliates are broker-dealers. The shares may be sold by any means permitted under law, including one or more of the following:

         o a block trade in which a broker-dealer engaged by selling shareholders will attempt to sell the common stock covered by this prospectus as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

         o a distribution in accordance with the rules of the American Stock Exchange;

         o ordinary brokerage transactions in which the broker solicits purchasers; and

         o        privately negotiated transactions.

In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

In connection with distributions of the common stock covered by this prospectus or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock covered by this prospectus in the course of hedging the positions they assume with the selling shareholder. The selling shareholders may also sell short and redeliver the common stock covered by this prospectus to close out such short positions. The selling shareholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the common stock covered by this prospectus, which the broker-dealer may resell or otherwise transfer under this prospectus. The selling shareholder may also loan or pledge the common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker dealer may effect sales of the pledged shares pursuant to this prospectus.

All costs, expenses and fees in connection with the registration of the common stock covered hereunder will be borne by us. Commissions and discounts, if any, attributable to the sales of the common stock covered by this prospectus will be borne by the selling shareholders. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock covered by this prospectus against certain liabilities, including liabilities arising under the Securities Act.

The selling shareholders are not obligated to sell any or all of the common stock covered by this prospectus.

In order to comply with the securities laws of certain states, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of common stock may be subject to the notice filing requirements of certain states. In addition, we will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the common stock offered hereby. The selling shareholders must furnish each broker which offers common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement that the broker requires.

Any broker-dealers or agents that participate with the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are deemed to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act and related rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales by the selling shareholders or any other such person. Under these rules and regulations, the selling shareholders and such other persons that are "deemed engaged in a distribution":

         o may not engage in any stabilization activity in connection with shares of our common stock; stabilization means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of shares of our common stock. This also includes bidding for or purchasing securities in the market;

         o may not engage in any passive market transactions in shares of our common stock; passive market making involves bidding for or purchasing shares of our common stock provided that the net purchases do not exceed specified levels as set forth in Rule 103 of Regulation M; and

         o may not bid for or purchase any shares of our common stock or attempt to induce any person to purchase any shares of our common stock other than as permitted by the Exchange Act.

These restrictions may affect the marketability of the shares of our common stock offered by the selling shareholders.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.00025 per share, and 5,000,000 shares of blank check preferred stock, par value $0.01 per share, of which 25,000 shares are designated as Series A 3% Convertible Preferred Stock and 25,000 shares are designated as Series B 5% Convertible Preferred Stock. As of January ____, 2003, there were 93,691,915 outstanding shares of common stock, 25,000 outstanding shares of Preferred A Stock and no outstanding shares of Preferred B Stock, although Woodward, as described below, is entitled to receive shares of Preferred B Stock. In September 2002, we completed a Securities Purchase Agreement with Woodward in which Woodward has the right to purchase, subject to certain conditions, 1,300 shares of Preferred B Stock. In this agreement, we also agreed to issue 17,000 shares of Preferred B Stock in satisfaction of the repricing provisions of the Securities Purchase Agreement we entered into with Woodward in February 2002. The right to receive $5.7 million of these shares have been surrendered to Woodward as a result of the Markland transaction. No other shares of preferred stock are outstanding. Below is a summary description of the material provisions of our capital stock:

COMMON STOCK

We are authorized to issue 100,000,000 shares of common stock. All the issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Each outstanding share of common stock has one vote on all matters requiring a vote of the shareholders. There is no right to cumulative voting; thus, the holders of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all shareholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to our offerings of shares of our common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefor. It is our present intention to retain earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

SERIES A 3% CONVERTIBLE PREFERRED STOCK

On February 1, 2002 we amended our Articles of Incorporation to designate 25,000 shares of its blank check preferred stock as "Series A 3% Convertible Preferred Stock" and to establish the preferences, conversion rights, voting powers, restrictions, limitation as to distributions, qualifications, and terms of redemption of the Preferred Stock.

The Preferred A Stock is non-voting stock convertible, at the option of the holder, into shares of our common stock of the Company at $0.50 per share. The holders of Preferred A Stock are entitled to receive dividends at a rate of three percent (3%) per annum of the liquidation preference of $100 per share, which are fully cumulative, prior and in preference to any declaration or payment of any dividend (payable other than in shares of common stock) or other distribution on the common stock of the Company and pari-passu with the holders of the Preferred A Stock. The dividends on the Preferred A Stock accrue from the date of issuance of each share and are payable semi-annually on June 30 and December 30 of each year commencing on June 30, 2002. The dividends on the Preferred A Stock are payable only when, as and if declared by the Board of Directors out of funds legally available therefor. Moreover, holders of the Preferred A Stock are entitled to a preferred distribution in the event of a liquidation, dissolution or winding up.

SERIES B 5% CONVERTIBLE PREFERRED STOCK

On October 8, 2002, we amended our Articles of Incorporation to designate 25,000 shares of our blank check preferred stock as "Series B 5% Convertible Preferred Stock" and to establish the preferences, conversion rights, voting powers, restrictions, limitation as to distributions, qualifications, and terms of redemption of the Preferred B Stock.

Shares of the Preferred B Stock have the right to vote, together with the common stock, as one class, and are entitled to a number of votes equal to the number of shares of common stock into which such shares of Preferred B Stock are convertible, subject to a maximum limitation of 9.99% of all shares of the common stock then outstanding (after taking into account shares of common stock issuable upon conversion). Each share of the Preferred B Stock is redeemable by us for $1,000. The Preferred B Stock is convertible by the holder into shares of common stock at the rate of 85% of the average of 3 lowest closing bid prices during 10 days prior to the conversion date. The liquidation price for each of these shares is also $1,000.

BLANK CHECK PREFERRED STOCK

Pursuant to our Articles of Incorporation, our Board is authorized to issue, without any action on the part of our shareholders, up to 5,000,000 shares of blank check preferred stock, par value $0.01 per share, of which 25,000 shares are designated as Preferred A Stock and 25,000 as Preferred B Stock. The Board has authority to divide the blank check preferred stock into one or more series and has broad authority to fix and determine the relative rights and preferences, including the voting rights of the shares of each series. The blank check preferred stock could be used as a method of discouraging, delaying or preventing a change in our control or be used to resist takeover offers opposed by the management. For instance, the Board could create impediments to or frustrate persons seeking to take us over or otherwise gain control of us by causing shares of blank check preferred stock with voting or conversion rights to be issued to a holder or holders who might side with the Board in opposing a takeover bid that the Board determines not to be in our best interest. In addition, our ability to issue shares of blank check preferred stock with voting or conversion rights might be considered a threat to dilute the stock ownership that might be acquired by a person or entity that might consider making a takeover bid. We have no plans at this time to issue any new series of preferred shares, and have no knowledge of any person or entity considering a takeover bid.

                                 TRANSFER AGENT

The Transfer Agent for all the outstanding stock of the Company is Interwest Transfer Co., Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117, Phone 801-272-9294, Fax 801-277-3174.

                                  LEGAL MATTERS

Certain legal matters relating to the issue and resale of the shares of common stock under this prospectus will be passed upon for by Ellenoff Grossman Schole & Cyruli, LLP, New York, New York.

                                     EXPERTS

Grassi & Co., CPAs P.C., independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K, as amended, for the years ended December 31, 2001, 2000, 1999 and for the period from inception (May 26, 1995) to December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. Our financial statements are incorporated by reference in reliance on Grassi & Co., CPAs, P.C.'s report, given on their authority as experts in accounting and auditing.

        ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE

We are subject to the informational reporting requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

         o Our annual report on Form 10-K/A for the year ended December 31, 2001, which contains audited financial statements for the most recent fiscal year for which we have filed audited financial statements;

         o Our quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002, and September 30, 2002, as
                  filed with the SEC; and

         o Our Current Reports on Form 8-K dated and filed on the following dates: February 1, 2002 (filed with the SEC on March 1, 2002); February 22, 2002 (as filed with the SEC on March 5,
                  2002); May 17, 2002 (filed with the SEC on May 17, 2002); June 17, 2002 (filed with the SEC on June 17, 2002); July 8, 2002 (filed with the SEC on July 8, 2002); August 6, 2002 (filed with the SEC on August 6, 2002); August 26, 2002 (filed with the SEC on August 26, 2002); August 30, 2002 (filed with the SEC on August 30, 2002); September 13, 2002 (filed with the SEC on September 13, 2002); October 1, 2002 (filed with the SEC on October 1, 2002); October 7, 2002 (filed with the SEC on October 7, 2002), November 15, 2002 (filed with the SEC on December 13, 2002) and December 19, 2002 (filed with the SEC on December 23, 2002).

We have filed with the SEC a registration statement on Form S-2 under the Securities Act to register under the Securities Act the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement or in the exhibits to it, certain portions of which may have been omitted as permitted by the rules and regulations of the SEC. You may obtain from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC a copy of any contract or other document referred to in this prospectus or in any document incorporated herein by reference that has been filed as an exhibit to the registration statement or such document.

Our registration statement on Form S-2, including exhibits, as well as any reports, proxy statements and other information filed under the Exchange Act, can also be obtained electronically after we have filed them with the SEC through a variety of databases, including, among others, the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) program, Knight-Ridder Information, Inc., Federal Filings/Dow Jones and Lexis/Nexis. Additionally, the SEC maintains a Website (at http://www.sec.gov) that contains information regarding us. Our latest Annual Report on Form 10-K, as amended, and latest Quarterly Report on Form 10-Q, are incorporated herein by reference. The information in this prospectus should be read together with the information and financial statements (including notes thereto) that appear or will appear in the Form 10-K, as amended, the documents referred to above as incorporated herein by reference and future filings with the SEC made by us. Our filings with the SEC are available without charge, upon written or oral request by any person to whom this prospectus has been delivered, from the Secretary, Eurotech, Ltd., 10306 Eaton Place, Suite 220, Fairfax, Virginia 22030, (703) 352-4399 or by e-mail at eurotech@eurotechltd.com.

                               RECENT DEVELOPMENTS

On November 26, 2002, we announced that we signed a Cooperative Research and Development Agreement, or CRADA, with the United States Air Force. The objective of the CRADA is to jointly develop a system that will demonstrate the effectiveness of our Acoustic CoreTM technology to non-intrusively detect explosive materials in cargo and/or vehicles. The CRADA Team will consist of personnel from Markland, US Air Force Air Mobility Battle Lab, and other USAF/Department of Defense personnel from the operating location, and technical experts as required.

On December 9, 2002, we announced that Woodward agreed to retire its rights to receive approximately $5.7 million of Preferred B Stock held by Woodward in exchange for a security interest in the shares of common stock of Markland which we acquired and 50% of the proceeds generated from future sales by us of these same shares. It is our sole discretion on how and when these securities will be sold, if at all, subject to applicable laws. Such proceeds, when received by us, will be directed to automatically redeem the balance of the shares of Preferred B Stock owned or to be acquired by Woodward in lieu of the previously agreed upon optional redemption schedule for the Preferred B Stock.

On December 19, 2002, we announced that we closed a transaction pursuant to which we agreed to license all of our rights to the Acoustic CoreTM technology relating to illicit materials detection and exchange all rights related to certain cryptology technology held by our subsidiary, Crypto.com, Inc., for 239,927,344 shares of common stock of Markland, which shares represent approximately 80% of the outstanding common shares of Markland at the time of closing.

In a letter to us dated December 10, 2002, the American Stock Exchange stated that they were going to begin procedures to delist us based upon our financial condition and inability to satisfy Amex's continued listing standards in a timely basis. Although we had an opportunity to appeal, our board of directors voted to delist and immediately seek listing on the OTC bulletin board. Unless and until the OTC bulletin board approves the listing of our shares on its trading system, the sharer will trade on the Pink Sheets.

Certain other material developments with respect to us have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest Form 10-K, as amended, Form 10-Q, and Forms 8-K filed with the SEC on EDGAR and incorporated by reference. A list of such Forms 8-K are set forth above under Additional Information and Information Incorporated by Reference.

            DISCLOSURE OF COMMISSION POSITION IN INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

We have agreed to indemnify the selling shareholder and the officers, directors and each person who controls the selling shareholder against all losses, claims, damages, liabilities and expenses caused by:

         - any untrue or alleged untrue statement of material fact contained in the registration statement, this prospectus or any amendment or supplement to these documents;

         - any omission or alleged omission to state a material fact in the registration statement, this prospectus or any amendment or supplement to these documents that is required to be stated or necessary to ensure that the documents are not misleading; or

         - any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law.

The selling shareholders will not be indemnified if the claims result from any written information furnished to us by the selling shareholders or if the selling shareholders fail to deliver a copy of this prospectus to a buyer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Eurotech pursuant to the foregoing provisions, Eurotech has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is an estimate of the expenses that we expect to incur specifically in connection with this registration. We will pay all of these expenses, and the selling shareholder will not pay any of them.


         SEC Registration fee                                 $   498.72
         Printing and engraving expenses                      $      500*
         Legal fees and expenses                              $   15,000*
         Accounting fees and expenses                         $    1,000*
         Miscellaneous                                        $    1,000*
                                                              ------------
                           Total                              $17,998.72

         * Estimate, and subject to future contingencies.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provides that we shall, to the full extent permitted by Section 29-304 of the District of Columbia Business Corporation Act, as from time to time amended and in effect, indemnify any and all persons whom we have the power to indemnify under said section. Section 29-101.04(16), the successor to former Section 29-304 of the Business Corporation Act, grants to us the power to indemnify any and all of our directors or officers or former directors or officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties or a party, by reason of being or having been directors or officers or a director or officer of ours, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person is adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of shareholders or otherwise. The foregoing provisions of our Articles of Incorporation may reduce the likelihood of derivative litigation against our directors and officers for breaches of their fiduciary duties, even though such action, if successful, might otherwise benefit us and our shareholders.

In addition, our Bylaws provide for the indemnification and exculpation of directors and officers. The specific provisions of the Bylaws related to indemnification and exculpation are as follows:

                                   ARTICLE VII
                                 INDEMNIFICATION

No director shall be liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability which may be specifically defined by law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its shareholders to the fullest extent permitted by law. The corporation shall indemnify to the fullest extent permitted by law each person that such law grants the corporation the power to indemnify.

It is uncertain under District of Columbia law whether the foregoing Bylaw provision will be enforceable. We have obtained an officers' and directors' liability insurance policy that will indemnify officers and directors for losses arising from any claim by reason of a wrongful act under certain circumstances where we do not indemnify such officer or director, and will reimburse us for any amounts where we may by law indemnify any of our officers or directors in connection with a claim by reason of a wrongful act.

ITEM 16. EXHIBITS

         The Exhibits shown in the attached Exhibit Index are either filed herewith or incorporated herein by reference to such Exhibits filed with other documents, as indicated in that Exhibit Index.

ITEM 17. UNDERTAKINGS.

(a) RULE 415 OFFERING

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any securities being registered which remain unsold at the termination of the offering.

(e) INCORPORATED ANNUAL AND QUARTERLY REPORTS

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities and Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions summarized in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it met all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfax, Virginia, on January 30, 2003.


                                            EUROTECH, LTD.


                                            By: /s/ Don V. Hahnfeldt
                                               ---------------------------------
                                                Name: Don V. Hahnfeldt
                                                Title:   President


           Person                                  Capacity                         Date
           ------                                  --------                         ----

/s/ Don V. Hahnfeldt                Chairman of the Board of Directors
--------------------------------    and President                              January 30, 2003
    Don V. Hahnfeldt

           *
--------------------------------    Vice-Chairman of the Board of Directors    January 30, 2003
     Chad A. Verdi

           *
--------------------------------    Vice President, Chief Financial Officer    January 30, 2003
     Randolph A. Graves, Jr.        and Director

           *
--------------------------------    Director                                   January 30, 2003
     Leonid Khotin

           *
-------------------------------     Director                                   January 30, 2003
     Carey Naddell


* =      By:  /s/ Don V. Hahnfeldt
                  -----------------------------
                  Don V. Hahnfeldt
                  as Attorney-in-fact

                                                  EUROTECH, LTD.
                                                   EXHIBIT INDEX

                                                                                                     Location
Exhibit No.                                        Description                                      Reference
-----------                                        -----------                                      ---------

2.1            Technology Transfer Agreement dated July 13, 2001, between Eurotech, Ltd., and Trylon
               Metrics, Inc.,                                                                             15

2.1.1          Amendment, dated October 3, 2001, to Technology Transfer Agreement dated July 13, 2001,
               between Eurotech, Ltd., and Trylon Metrics, Inc.,                                          23

3.1.1          Articles of Incorporation of Eurotech, Ltd. and amendment thereto                           1

3.1.2          Articles of Amendment adopted June 20, 2000 and corresponding Certificate of Amendment
               dated June 21, 2000                                                                        10

3.1.3          Articles of Amendment to the Articles of Incorporation to state the terms of the Series
               A 3% Convertible Preferred Stock dated February 1, 2002                                    20

3.2.1          Bylaws of Eurotech Ltd.                                                                     1

3.2.2          Amendment to Bylaws adopted February 23, 2000 to fix the number of directors at 5.          9

3.2.3          Amendment to Bylaws adopted on August 27, 2001 to fix the number of directors at 7         23

4.1            Form of Common Stock certificate                                                            1

5.1            Form of Opinion of Ellenoff Grossman Schole & Cyruli, LLP                                   *

10.1.1         License Agreement dated September 6, 1996 between Euro-Asian Physical Society and ERBC
               Holding, Ltd.                                                                               1

10.1.2         Sub-License Agreement dated September 16, 1996 between ERBC Holding, Ltd. and Eurotech,
               Ltd.                                                                                        1

10.1.2.1       EKOR Agreement dated as of May 15, 2000 between Euro-Asian Physical Society and
               Eurotech, Ltd. Modifying the EKOR license                                                  12

10.1.3         Agreement dated January 28, 1997 between Eurotech, Ltd. and Kurchatov Research
               Holdings, Ltd.                                                                              1

10.1.4         Memorandum of Intent among Chernobyl Nuclear Power Plant, I. V. Kurchatov Institute,
               Ukrstroj and Eurotech, Ltd.                                                                 1

10.1.5         Agreement dated December 10, 1996 between Ukrstroj and Chernobyl
               Nuclear Power Plant (in past filings, this agreement was identified as dated December 6, 1996 when in fact the agreement is dated December 10, 1996) 1

10.1.6         Agreement dated December 11, 1996 among Ukrstroj, Eurotech, Ltd. and Euro-Asian
               Physical Society                                                                            1

10.2.1         Technology Purchase Agreement between Eurotech, Ltd. and Oleg L. Figovsky                   2

10.2.2         Technology Purchase Agreement between Eurotech, Ltd. and Oleg L. Figovsky                   2


10.2.3         Technology Purchase Agreement between the Company and Oleg L. Figovsky                      2

10.2.4         Agreement dated February 27, 2000 between Eurotech, Ltd. and Oleg L. Figovsky
               (acquisition of the rights to 49% of net profits)                                           8

10.3           Preliminary EKOR (Component A)/Block Copolymer manufacturing licensing agreement
               between Eurotech, Ltd. and NuSil Technology                                                 9

10.4.1         Agency Contract dated May 19, 2000 between Eurotech, Ltd. and McPhee Environmental
               Supply                                                                                     10

10.4.2         McPhee Environmental Supply Cancellation dated March 14, 2001                              12

10.5.1         Share Purchase Agreement dated June 29, 2000 between Zohar Gendler and Eurotech, Ltd.
               (Rademate Ltd.)                                                                            10

10.5.2         Share Purchase Agreement dated June 29, 2000 between Technion Entrepreneurial Incubator
               Co., Ltd. and Eurotech, Ltd. (Rademate Ltd.)                                               10

10.5.3         Investment Agreement date July 23, 2000 between Sorbtech Ltd. and Eurotech, Ltd. (in past filings, this agreement was identified as "share purchase agreement" when in fact
               it is titled "Investment Agreement")                                                       10

10.5.4         Investment Agreement entered into in May, 2000 between Amsil, Ltd. and Eurotech, Ltd.
                                                                                                          10

10.6.1         Form of Agreement among Eurotech, Ltd., V. Rosenband and C. Sokolinsky, and Ofek
               Le-Oleh Foundation                                                                          2

10.6.2         Equity Sharing Agreement between the Company, V. Rosenband and C. Sokolinsky                2

10.6.3         Voting Agreement among Eurotech, Ltd., V. Rosenband and C. Sokolinsky                       2

10.7.1         Investment Agreement between Eurotech, Ltd. and Chemonol, Ltd.                              2

10.7.2         Equity Sharing Agreement between the Company and Leonid Shapovalov                          2

10.7.3         Voting Agreement between Eurotech, Ltd. and Leonid Shapovalov                               2

10.8.1         Agreement between Eurotech, Ltd. and Separator, Ltd.                                        2

10.8.2         Equity Sharing Agreement between Eurotech, Ltd. and Efim Broide                             2

10.8.3         Voting Agreement between Eurotech, Ltd. and Efim Broide                                     2

10.9.1         Form of Agreement among Eurotech, Ltd., Ofek Le-Oleh Foundation and Y. Kopit                2

10.9.2         Equity Sharing Agreement among Eurotech, Ltd., Y. Kopit and V. Rosenband                    2

10.9.3         Voting Agreement among Eurotech, Ltd., Y. Kopit and V. Rosenband                            2

10.10          Form of License Agreement between the Company and ERBC Holdings, Ltd.                       2

10.11.1        Cooperation Agreement between Eurotech, Ltd. and Forschungszentrum Julich GmbH              2

10.11.2        Agreement among Eurotech, Ltd., Forschungszentrum Julich and two other entities for the
               testing of EKOR in Germany                                                                  7


10.11.3        Letters of cancellation of German EKOR testing agreement                                   12

10.12.1        Convertible Debenture Purchase Agreement among Eurotech, Ltd., JNC Opportunity Fund,
               Ltd. and Diversified Strategies Fund, L.P.                                                  2

10.12.2        Escrow Agreement among Eurotech, Ltd., JNC Opportunity Fund, Ltd. and Diversified
               Strategies Fund, L.P. and Robinson, Silverman, Pearce, Aronsohn & Berman, LLP               2

10.12.3        Registration rights Agreement among Eurotech, Ltd., JNC Opportunity Fund, Ltd. and
               Diversified Strategies Fund, L.P.                                                           2

10.12.4        Form of 8% Convertible Debenture Due November 27, 2000 issued by Eurotech, Ltd. to JNC
               Opportunity Fund, Ltd.                                                                      2

10.12.5        Form of 8% Convertible Debenture Due November 27, 2000 issued by Eurotech, Ltd. to
               Diversified Strategies Fund, L.P.                                                           2

10.12.6        Warrant No. 1 issued by Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                        2

10.12.7        Warrant No. 2 issued by Eurotech, Ltd. to Diversified Strategies Fund, L.P.                 2

10.12.8        Warrant No. 3 issued by Eurotech, Ltd. to Diversified Strategies Fund, L.P.                 2

10.13.1        Convertible Debenture Purchase Agreement between Eurotech, Ltd. and JNC Opportunity         2
               Fund, Ltd.

10.13.2        Escrow Agreement among Eurotech, Ltd., JNC Opportunity Fund, Ltd. and Robinson,
               Silverman, Pearce, Aronsohn and Berman, LLP                                                 2

10.13.3        Registration Rights Agreement between Eurotech, Ltd. and JNC Opportunity Fund Ltd.          2

10.13.4        Form of 8% Convertible Debenture Due February 23, 2001 issued by Eurotech, Ltd. to JNC
               Opportunity Fund, Ltd.                                                                      2

10.13.5        Warrant No. 3 issued by Eurotech, Ltd. to JNC Opportunity Fund Ltd.                         2

10.14.1        Debenture Purchase Agreement between Eurotech, Ltd and JNC Strategic Fund Ltd.              2

10.14.2        Form of 8% Convertible Debenture No.1 Due July 20, 2001 issued by Eurotech, Ltd. to JNC
               Strategic Fund Ltd.                                                                         3

10.14.3        Form of 8% Convertible Debenture No.2 Due February 23, 2001 issued by Eurotech, Ltd. to
               JNC Opportunity Fund, Ltd.                                                                  3

10.14.4        Warrant No. 4 issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.                           3

10.14.5        Registration Rights Agreement issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.           3

10.14.6        Amended and Revised 8% Convertible Debenture No.1 Due February 23, 2001issued by
               Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                                                3

10.14.7        Amended and Revised 8% Convertible Debenture No.2 Due July 20, 2001 issued by Eurotech,
               Ltd. to JNC Strategic Fund Ltd.                                                             3

10.14.8        Amended and Revised 8% Convertible Debenture No.13 Due November 27, 2000 issued by
               Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                                                3


10.14.9        Amended and Revised 8% Convertible Debenture No.14 due November 27, 2000 issued by
               Eurotech, Ltd. to Diversified Strategies Fund, L.P.                                         3

10.14.10       Agreement dated February 25, 2000 regarding conversion price                                8

10.14.11       Agreement dated February 21, 2001 regarding extension of maturity                          12

10.15.1        Agreement between Eurotech, Ltd. and David Wilkes                                           3

10.15.2        Secured Promissory Note issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.                 3

10.15.3        Secured Promissory Note issued by Eurotech, Ltd. to David Wilkes                            3

10.15.4        Secured Promissory Note issued by Eurotech, Ltd. to David Wilkes                            3

10.15.5        Escrow Agreement among the Company, JNC Strategic Fund Ltd. and Encore Capital              3
               Management, L.L.C.

10.15.6        Security Agreement by Eurotech, Ltd. in favor of JNC Strategic Fund Ltd. and David          3
               Wilkes

10.15.7        Warrant issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.                                 3

10.15.8        Warrant issued by the Company to David Wilkes                                               4

10.15.9        Form of 8% Convertible Debenture Due Three Years from Original Issue Date issued by
               Eurotech, Ltd. to JNC Strategic Fund Ltd.                                                   4

10.15.10       Employment Agreement between Eurotech, Ltd. and Frank Fawcett                               4

10.15.11       Disengagement Agreement between Eurotech, Ltd. and Frank Fawcett                            7

10.16.1        Employment Agreement between Eurotech, Ltd. and Don V. Hahnfeldt                            4

10.16.2        Revised employment agreement between Eurotech, Ltd. and Don V. Hahnfeldt                    7

10.17          Agreement dated September 9, 1999 between Eurotech, Ltd. and Peter Gulko (acquisition
               of KRHL shares)                                                                             5

10.18.1        Agreement dated as of November 30, 1999 between Eurotech, Ltd. and Kurchatov Research
               Holdings, Ltd.                                                                              7

10.18.2        Agreement dated June 20, 2000 between Eurotech, Ltd. and Advanced Technology
               Industries, Inc. (formerly Kurchatov Research Holdings, Ltd.)                              10

10.19          Agreement dated as of December 15, 1999 between Eurotech, Ltd. and Spinneret Financial
               Systems, Inc.                                                                               7

10.20.1        Common Stock Purchase Agreement dated December 31, 1999 between Eurotech, Ltd. and
               Woodward LLC                                                                                7

10.20.2        Warrant issued by Eurotech, Ltd. to Woodward LLC on December 31, 1999                       7

10.20.3        Registration Rights Agreement dated December 31, 1999 between Eurotech, Ltd. and
               Woodward LLC                                                                                7

10.20.4        Commitment Agreement ($22,000,000) between Eurotech, Ltd. and Woodward LLC                  7


10.20.5        Escrow Agreement dated December 31, 1999 among Eurotech, Ltd., Woodward LLC and Krieger
               & Prager                                                                                    7

10.20.6        Common Stock Purchase Agreement dated as of March 1, 2000 between Eurotech, Ltd. and
               Woodward LLC                                                                                9

10.20.7        Common Stock Purchase Agreement dated as of April 24, 2000 between Eurotech, Ltd. and
               Woodward LLC                                                                               10

10.20.8        Registration Rights Agreement dated as of April 17, 2000 between Eurotech, Ltd. and
               Woodward LLC                                                                               10

10.20.9        Warrant issued by Eurotech, Ltd. to Woodward LLC on June 22, 2000                          10

10.20.10       Amendment Agreement dated June 29, 2000 between Eurotech, Ltd. and Woodward LLC, amending April 24, 2000 Common Stock Purchase Agreement and Registration Rights
               Agreement and December 31, 2000 Commitment Agreement                                       10

10.20.11       Amendment Agreement dated September 28, 2000 between Eurotech, Ltd. and Woodward LLC,
               amending March 1, 2000 Common Stock Purchase Agreement                                     11

10.20.12       Modification Agreement dated as of February 28, 2001, amending March 1 and April 24,
               2000 Common Stock Purchase Agreements                                                      12

10.20.13       Common Stock Purchase Agreement as of March 30, 2001 between Eurotech, Ltd. and
               Woodward LLC                                                                               13

10.20.14       Registration Rights Agreement dated as of March 30, 2001 between Eurotech, Ltd. and
               Woodward LLC                                                                               13

10.20.15       Modification Agreement dated as of May 18, 2001, amending March
               1, 2000, April 24, 2000, and March 30, 2001 Common Stock Purchase
               Agreements 14

10.20.16       Securities Purchase Agreement as of February 1, 2002 between Eurotech, Ltd. and
               Woodward LLC                                                                               20

10.20.17       Repricing Rights Agreement dated as of February 1, 2002 between Eurotech, Ltd. and
               Woodward LLC                                                                               20

10.20.18       Registration Rights Agreement dated as of February 1, 2002 between Eurotech, Ltd. and
               Woodward LLC                                                                               20

10.20.19       Letter Agreement dated December 28, 2001 between Eurotech, Ltd. and Woodward LLC           20

10.20.21       Private Equity Agreement dated February 22, 2002, between Eurotech, Ltd. and Jenks &
               Kirkland, Ltd                                                                              21

10.20.22       Registration Rights Agreement dated as of February 22, 2002 between Eurotech, Ltd. and
               Jenks & Kirkland, Ltd.                                                                     21

10.20.23       Restated Amendment To Repricing Rights Agreement And Securities Purchase Agreement
               dated as of May 7, 2002 between Eurotech, Ltd. and Woodward LLC                            24

10.21          Technology Acquisition and Development Agreement related to Cypto.Com, Inc.                 9


10.22.1        Investment Banking Consulting Agreement dated January 15, 2001 between Eurotech, Ltd.
               and Adolph Komorsky Investments, together with addendum thereto                            12

10.22.2        Cancellation of Investment Banking Consulting Agreement dated March 30, 2001 between
               Eurotech, Ltd. and Adolph Komorsky Investments                                             13

10.23.1        Consulting Agreement as of January 18, 2001 between Eurotech, Ltd. and Davis Manafort,
               Inc.                                                                                       13

10.23.2        Second Consulting Agreement dated April 25, 2001 between Eurotech, Ltd. and Davis
               Manafort, Inc.                                                                             13

10.24          Consulting Agreement dated April 25, 2001 between Eurotech, Ltd. and Harborstone
               Financial Group, Inc.                                                                      13

10.25          Consulting Agreement dated March 23, 2001 between Eurotech, Ltd. and Robert Tarini/ip
               Partners                                                                                   13

10.26          Consulting Agreement dated October 22, 2001 between Eurotech, Ltd. and Race Rock Design
               Partners                                                                                   18

10.27          Employment Agreement between Eurotech, Ltd. and Todd J. Broms dated February 28, 2002
                                                                                                          23

10.27.1        Stock Option Grant for Broms Holding LCC dated February 28, 2002                           23

10.27.2        Employment Agreement between Eurotech, Ltd. and Don V. Hahnfeldt dated February 28, 2002
                                                                                                          23

10.27.3        Stock Option Grant for Don V. Hahnfeldt dated February 28, 2002                            23

10.27.4        Consultant Agreement between Eurotech, Ltd. and Verdi Consultants, Inc. dated February
               28, 2002                                                                                   23

10.27.5        Stock Option Grant for Verdi Consultants, Inc. dated February 28, 2002                     23

10.27.6        Lease Agreement between SMII FAIRFAX, LLC and Eurotech, Ltd dated August 30, 2000
                                                                                                          23

10.27.7        Consultant Agreement between Eurotech, Ltd. and EB Associates, LLC dated April 29, 2002
                                                                                                          24

10.27.8        Stock Option Grant for EB Associates, LLC dated April 29, 2002                             24

10.27.9        Technology Development Agreement between Eurotech, Ltd. and ipPartners, Inc. dated as
               of July 24, 2002                                                                           27

10.27.10       Acknowledgment and Release Agreement by and between Eurotech, Ltd, Trylon Metrics,
               Inc., and ipPartners, Inc. dated as of July 24, 2002                                       27

10.27.11       Letter Agreement between Eurotech, Ltd. and Trylon Metrics, Inc. dated as of July 24,
               2002                                                                                       27

10.27.12       Letter Agreement by and between Eurotech, Ltd., ipPartners, Inc. and Robert Tarini,
               individually dated as of July 24, 2002                                                     27

10.27.13       Joint Escrow Instructions Agreement dated July 30, 2002                                    27


10.27.14       Letter Agreement between Eurotech, Ltd. and Woodward LLC Suspending Certain Obligations
               of the Company Pending Negotiations of Definitive Restructuring Agreement
                                                                                                          28

10.27.15       Letter Agreement between Eurotech, Ltd. and Spinneret Financial Services Terminating
               Spinneret's Fees                                                                           28

10.28          Joint Technology Development Agreement between Eurotech, Ltd. and Lostor Ror A/S dated
               as of September 24, 2002                                                                   32

10.29          USAF CRADA Number 02-263-AMWC-02 Cooperative Research and Development Agreement between
               USAF Air Mobility Battlelab and the Company.                                               35

10.30          Termination and Modification to Repricing Rights Agreement (Common Stock)
               by and between Eurotech, Ltd. and Woodward LLC, dated September 30, 2002                   33

10.30.1        Exchange Agreement, dated as of December 9, 2002 by and among the Company, Crypto.com,
               Inc., Markland Technologies, Inc., Security Technology, Inc., and, solely with respect to Article V and Article XI thereof, ipPartners, Inc. and, solely with respect to
               Article VI and Article XI thereof, Markland LLC and James LLC.                             35

10.30.2        First Amendment to Exchange Agreement, dated as of December 19, 2002, by and among the
               Company, Crypto.com, Inc., Markland Technologies, Inc., Security Technology, Inc.,
               ipPartners, Inc., Markland LLC and James LLC.                                              36

10.30.3        Pledge and Security Agreement, dated as of December 19, 2002, by and among the Company,
               Woodward LLC and Krieger & Prager, LLP, as agent.                                          36

10.30.4        Assignment and Assumption Agreement, dated as of December 19, 2002, between Crypto.com,
               Inc. and Security Technology, Inc.                                                         36

10.31          Securities Exchange and Purchase Agreement by and between Eurotech, Ltd.
               and Woodward LLC, dated September 30, 2002                                                 33

10.32          Registration Rights Agreement, dated September 30, 2002                                    33

10.33          Certificate of Designation of Eurotech, dated September 30, 2002                           33

16.1           Letter dated September 10, 2002, from Grassi & Co. CPA's, P.C. to the Securities and
               Exchange Commission regarding change in certifying accountants.                            31

23.1           Consent Of Independent Certified Public Accountant - Grassi & Co., CPAs, P.C.               *

23.3           Consent of Ellenoff Grossman Schole & Cyruli, LLP                                          **

99.1           News Release - EUROTECH, Ltd. Acquires Sub-Surface Remote Sensing Technology Trylon
               Metrics 3D Electromagnetic Radiography(TM) and Acoustic Core(TM) Technologies
               Complement Eurotech's EKORT Nuclear Remediation Product                                    15

99.2           Investment Agreement dated October 2, 2001 between Eurotech, Ltd. and Jenks & Kirkland,
               Ltd                                                                                        16

99.3           Letter to Shareholders from Chairman and President/CEO dated November 9, 2001              17

99.4           Press Release, dated November 12, 2001                                                     17


99.5           Update Letter to Shareholders from Chairman, dated November 12, 2001                       17

99.6           Agreement between Etelix, U.S. ("Etelix") and Crypto.Com ("Crypto") made this 30th day
               of December, 2001                                                                          19

99.7           Modification and Conversion of $3,000,000 Principal Amount 8% Convertible Debentures of
               Eurotech, Ltd., due February 23, 2002 dated January 9, 2002                                19

99.8           Eurotech, Ltd. Press Release dated March 1, 2002 announcing appointment of Todd J.
               Broms as President and Chief Executive Officer                                             21

99.9           Eurotech, Ltd. Press Release dated March 5, 2002 announcing financing commitment from
               Jenks & Kirkland, Ltd.                                                                     21

99.10          Transcript of Prepared Speech to be presented at the Annual Meeting of the Company's
               Shareholders on March 29, 2002                                                             22

99.11          News Release - Eurotech's CEO, Todd J. Broms, Announces The Engagement of EB
               Associates, LLC as Senior Financial Advisor, Office of the President                       24

99.12          News Release - Todd J. Broms, Eurotech's CEO, Issues Shareholder Update; Company
               Initiates On-Going Strategic Review of Its Portfolio of Technology Assets                  25

99.13          News Release - Todd J. Broms, Eurotech's CEO, Issues Shareholder Update; Eurotech
               Continues Corporate and Financial Restructuring Initiatives                                26

99.14          Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of
               The Sarbanes-Oxley Act Of 2002 - Mr. Todd J. Broms, President and Chief Executive          28
               Officer

99.15          Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of
               The Sarbanes-Oxley Act Of 2002 - Dr. Randolph A. Graves, Chief Financial Officer and
               Vice President                                                                             28

99.16          News Release - Todd J. Broms, Eurotech's CEO, Issues Shareholder Update; Eurotech
               Continues Corporate and Financial Restructuring Initiatives                                29

99.17          The American Stock Exchange Letter dated August 26, 2002                                   30

99.18          Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of
               The Sarbanes-Oxley Act Of 2002 - Mr. Don V. Hahnfeldt, President and Chief Executive
               Officer                                                                                    34

99.19          Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of
               The Sarbanes-Oxley Act Of 2002 - Dr. Randolph A. Graves, Chief Financial Officer and
               Vice President                                                                             34

99.20          Press Release of Registrant, dated November 26, 2002, relating to Research and
               Development Agreement with the United States Air Force.                                    35

99.21          Joint Press Release of Registrant and Markland Technologies, Inc., dated December 9,
               2002, relating to the exchange transaction with Markland Technologies, Inc., the retirement of certain shares of its Series B Preferred Stock and the Security
               Arrangement.                                                                               35


99.22          Press Release of the Company, dated December 12, 2002, relating to the Company's receipt of notice from Amex regarding the delisting of the Company's common stock from
               Amex and the decision of the Company's board of directors to cause the Company's common
               stock to trade on the OTC Bulletin Board.                                                  35

99.23          Press Release of the Company, dated December 19, 2002, relating to the closing of the
               exchange transaction with Markland and the Security Arrangement.                           36

Legend:
-------

*         Filed as an Exhibit to the current filing

**        Contained in Exhibit 5.1 hereto

1 Incorporated by reference to such Exhibit filed with our registration statement on Form 10 on file with the SEC, file number 000-22129

2 Incorporated by reference to such Exhibit filed with Pre-Effective Amendment No. 2 to our registration statement on Form S-1, File No. 333-26673, on file with the SEC

3 Incorporated by reference to such Exhibit filed with our current report on Form 8-K dated August 3, 1998, on file with the SEC as of August 25, 1998

4 Incorporated by reference to such Exhibit filed with Post-Effective Amendment No. 1 to our registration statement on Form S-1, File No. 333-26673, on file with the SEC

5 Incorporated by reference to such Exhibit filed by Peter Gulko with his Statement on Schedule 13D

6 Incorporated by reference to such Exhibit filed with our current report on Form 8-K as of November 30, 1999, on file with the SEC

7 Incorporated by reference to such Exhibit filed with Post-Effective Amendment No. 2 to our registration statement on Form S-1, File No. 333-26673, on file with the SEC

8 Incorporated by reference to such Exhibit filed with our annual report on Form 10-K for the year ended December 31, 1999, on file with the SEC

9 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended March 31, 2000, on file with the SEC

10 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended June 30, 2000, on file with the SEC

11 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended September 30, 2000, on file with the SEC

12 Incorporated by reference to such Exhibit filed with our annual report on Form 10-K for the year ended December 31, 2000, on file with the SEC

13 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended March 31, 2001, on file with the SEC

14 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended June 30, 2001, on file with the SEC

15 Incorporated by reference to such Exhibit filed on Form 8-K as of September 21, 2001 (filed with the SEC on October 5, 2001)

16 Incorporated by reference to such Exhibit filed on Form 8-K as of October 5, 2001 (filed with the SEC on October 11, 2001)

17 Incorporated by reference to such Exhibit filed on Form 8-K as of November 9, 2001 (filed with the SEC on November 13, 2001)

18 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended September 30, 2001, on file with the SEC

19 Incorporated by reference to such Exhibit filed on Form 8-K as of December 30, 2001 (filed with the SEC on January 25, 2002)

20 Incorporated by reference to such Exhibit filed on Form 8-K as of February 1, 2002 (filed with the SEC on March 1, 2002)

21 Incorporated by reference to such Exhibit filed on Form 8-K as of February 22, 2002 (as filed with the SEC on March 5, 2002)

22 Incorporated by reference to such Exhibit filed on Form 8-K as of March 29, 2002 (filed with the SEC on the same date)

23 Incorporated by reference to such Exhibit filed with our annual report on Form 10-K for the year ended December 31, 2001, on file with the SEC

24 Incorporated by reference to such Exhibit filed with our annual report on Form 10-Q for the year ended March 31, 2002, on file with the SEC

25 Incorporated by reference to such Exhibit filed on Form 8-K as of May 17, 2002 (filed with the SEC on the same date)

26 Incorporated by reference to such Exhibit filed on Form 8-K as of June 13, 2002 (filed with the SEC on June 17, 2002)

27 Incorporated by reference to such Exhibit filed on Form 8-K as of 24 July, 2002 (filed with the SEC on August 6, 2002)

28 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the year ended June 30, 2002, on file with the SEC

29 Incorporated by reference to such Exhibit filed on Form 8-K as of 23 August, 2002 (filed with the SEC on August 26, 2002)

30 Incorporated by reference to such Exhibit filed on Form 8-K as of 26 August, 2002 (filed with the SEC on August 30, 2002)

31 Incorporated by reference to such Exhibit filed on Form 8-K/A as of 9 September, 2002 (filed with the SEC on October 7, 2002)

32 Incorporated by reference to such Exhibit filed on Form 8-K as of 24 September, 2002 (filed with the SEC on October 7, 2002)

33 Incorporated by reference to such Exhibit filed on Form 8-K as of 25 September, 2002 (filed with the SEC on October 7, 2002)

34 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the year ended September 30, 2002, on file with the SEC

35 Incorporated by reference to such Exhibit filed on Form 8-K as of November 15, 2002 (filed with the SEC on December 13, 2002)

36 Incorporated by reference to such Exhibit filed on Form 8-K as of December 19, 2002 (filed with the SEC on December 23, 2002)